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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

ASSISTED LIVING CONCEPTS, INC.
(NAME OF ISSUER)

COMMON STOCK
(TITLE OF CLASS OF SECURITIES)

04543L-10-9
(CUSIP NUMBER)

Wendy L. Simpson
Chief Financial Officer
LTC Properties, Inc.
300 Esplanade Drive, Suite 1860
Oxnard, California 93030
(805) 981-8646
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

    SEPTEMBER 28, 2001
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 04543L-10-9

1.	Names of Reporting Persons. S.S. or I.R.S. Identification No. of above person (entities only).
LTC Properties, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maryland

Number of	7.	Sole Voting Power 1,304,251
Shares
Beneficially	8.	Shared Voting Power -0-
Owned by Each
Reporting	9.	Sole Dispositive Power 1,304,251
Person With
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D

CUSIP No. 04543L-10-9

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person (entities only).
LTC Healthcare, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Nevada

Number of	7.	Sole Voting Power 145,421
Shares
Beneficially	8.	Shared Voting Power -0-
Owned by Each
Reporting	9.	Sole Dispositive Power 145,421
Person With
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,421

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D

CUSIP No. 04543L-10-9

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person (entities only).
Andre C. Dimitriadis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 34,921
Shares
Beneficially	8.	Shared Voting Power -0-
Owned by Each
Reporting	9.	Sole Dispositive Power 34,921
Person With
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

    This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D) relating to the common stock of Assisted Living Concepts, Inc., previously filed by the following (each a "Reporting Person" and, collectively, the "Reporting Persons"): LTC Properties, Inc., a Maryland corporation, LTC Healthcare, Inc., a Nevada corporation, and Andre C. Dimitriadis, an individual. James J. Pieczynski, an individual and a Reporting Person on the Schedule 13D, is no longer an executive officer or director of LTC Properties or LTC Healthcare, and has accordingly been deleted as a Reporting Person on this Amendment.

    Terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

    Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to add, delete or modify the following information:

ITEM 2. IDENTITY AND BACKGROUND

    Item 2 of the Schedule 13D is hereby amended to delete references to the identity and background of Mr. Pieczynski, who is no longer an executive officer or director of LTC Properties or LTC Healthcare, and has accordingly been deleted as a Reporting Person on this Amendment. The names, business addressed and principal businesses of each of the current directors and executive officers of LTC Properties and LTC Healthcare are set forth on Schedules I and II hereto, respectively, and incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

    The Reporting Persons are members of the Committee of holders of the Issuer's outstanding 6% and 5 5/8% Debentures described in the Schedule 13D. On September 28, 2001, members of the Committee, including the Reporting Persons, entered into that certain Plan Support Agreement with the Issuer and certain of the Issuer's subsidiaries and affiliates. The description of the terms and conditions of the Plan Support Agreement set forth in this Amendment is qualified in its entirety by reference to the Plan Support Agreement, a true, correct and complete copy of which is attached to and filed with this Amendment as Exhibit No. 2.

    The Plan Support Agreement provides for a plan of reorganization of the Issuer, to be implemented pursuant to a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, to be filed by the Issuer on October 1, 2001. The Plan Support Agreement provides that, pursuant to and upon the effectiveness of such plan, the holders of the 6% and 5 5/8% Debentures, including the Reporting Persons, will be entitled to receive a pro-rata share of certain senior and junior secured notes of the Issuer and 96% of the issued and outstanding common stock of the reorganized Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is hereby amended to delete references to the beneficial ownership of Mr. Pieczynski, who has been deleted as a Reporting Person on this Amendment for the reasons set forth in Item 2 of this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Reporting Persons LTC Properties and LTC Healthcare are parties to the Plan Support Agreement described in Item 4. Reporting Person Mr. Dimitriadis is an executive officer and director of both LTC Properties and LTC Healthcare. Mr. Pieczynski, a Reporting Person on the Schedule 13D, is no longer an executive officer or director of LTC Properties or LTC Healthcare and is not a party to the Plan Support Agreement, and has accordingly been deleted as a Reporting Person on this Amendment.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

2	Plan Support Agreement, dated as of September 28, 2001, by and among Assisted Living Concepts, Inc., Carriage House Assisted Living, Inc., their subsidiaries and affiliates named therein, and the holder of the debentures named therein.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2001	LTC PROPERTIES, INC., a Maryland corporation

/s/ WENDY L. SIMPSON Vice Chairman and Chief Financial Officer

Date: October 3, 2001	LTC HEALTHCARE, INC., a Nevada corporation

/s/ WENDY L. SIMPSON Executive Vice President and Chief Financial Officer

Date: October 3, 2001	/s/ ANDRE C. DIMITRIADIS Andre C. Dimitriadis

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF LTC PROPERTIES

Name and Business Address	Position with LTC Properties	Present Principal Occupation
Andre C. Dimitriadis 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Chairman, Chief Executive Officer, President and Director	Executive officer of LTC Properties and LTC Healthcare

Alex J. Chavez 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Senior Vice President and Treasurer	Executive officer of LTC Properties and LTC Healthcare

Christopher T. Ishikawa 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Executive Vice President and Chief Investment Officer	Executive officer of LTC Properties and LTC Healthcare

Julia L. Kopta 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Executive Vice President, General Counsel and Corporate Secretary	Executive officer of LTC Properties and LTC Healthcare

Wendy L. Simpson 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Vice Chairman, Chief Financial Officer and Director	Executive officer of LTC Properties and LTC Healthcare

Edmund C. King 4153 N. Dover Provo, Utah 84604	Director	General partner of Trouver Capital Partners, an investment banking firm

Timothy J. Triche, M.D. 4650 Sunset Boulevard Mail Stop No. 43 Los Angeles, CA 90027	Director	Chairman of the Department of Pathology and Laboratory Medicine, Childrens Hospital Los Angeles

Sam Yellen 22433 Oxnard Street Woodland Hills, CA 91367	Director	Self-employed business consultant

SCHEDULE II
DIRECTORS AND EXECUTIVE OFFICERS
OF LTC HEALTHCARE

Name and Business Address	Position with LTC Properties	Present Principal Occupation
Andre C. Dimitriadis 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Chairman, Chief Executive Officer, President and Director	Executive officer of LTC Properties and LTC Healthcare

Alex J. Chavez 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Senior Vice President and Treasurer	Executive officer of LTC Properties and LTC Healthcare

Christopher T. Ishikawa 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Executive Vice President and Chief Investment Officer and Director	Executive officer of LTC Properties and LTC Healthcare

Julia L. Kopta 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Executive Vice President, General Counsel and Corporate Secretary	Executive officer of LTC Properties and LTC Healthcare

Wendy L. Simpson 300 Esplanade Drive, Suite 1860 Oxnard, CA 93030	Executive Vice President and Chief Financial Officer	Executive officer of LTC Properties and LTC Healthcare

Steven Stuart 1-8 Uchisaiwaicho 2-Chrome Chiyoda-ku Tokyo, Japan 100-8501	Director	Corporate Executive officer of Shinsei Bank, Ltd.

Bary G. Bailey 3120 Lake Center Drive Mail Stop LC01-354 Santa Ana, CA 92704	Director	Executive Vice President and Chief Strategic Officer of PacifiCare Health Systems, Inc.

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SCHEDULE 13D Amendment No. 1
SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURES
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF LTC PROPERTIES
SCHEDULE II DIRECTORS AND EXECUTIVE OFFICERS OF LTC HEALTHCARE